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                                                                 Exhibit (a)(13)

                                        For further information, please contact:
                                        John LaBoskey, Senior Vice President/CFO
                                           BEI Technologies, Inc. o 415/956-4477
                                                                www.bei-tech.com



                      BEI TECHNOLOGIES EXTENDS TENDER OFFER
                      FOR SHARES OF OPTICNET, INC. THROUGH
                                DECEMBER 22, 2003

      SAN FRANCISCO, NOVEMBER 21, 2003 - BEI Technologies, Inc. (Nasdaq: BEIQ), announced today that it has extended the previously announced cash tender offer for all of the outstanding common stock of OpticNet, Inc. to midnight New York City time on Thursday, December 22, 2003. The tender offer was previously set to expire at midnight, New York City time, on December 4, 2003. As of the close of business on November 19, 2003, approximately 5,090,000 shares or 84% had been tendered in and not withdrawn from the offer.

The solicitation and the offer to buy OpticNet's common stock is only made pursuant to the Offer to Purchase and related materials of BEI Technologies, Inc. and Opto Acquisition Sub, Inc. Final documents were filed with the Securities and Exchange Commission on November 21, 2003 and have been mailed to stockholders. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders and institutional custodians can obtain the Offer to Purchase and related materials free at the SEC's website at www.sec.gov or from Mellon Investor Services LLC, the Information Agent for the offer.

BEI Technologies, Inc. (the "Company") is an established manufacturer of electronic sensors, motors, actuators and motion control products used for factory and office automation, medical equipment, military, aviation and space systems. In addition, sales to manufacturers of transportation equipment including automobiles, trucks and off-road equipment have become a significant addition to the Company's business in recent years. The Company's micromachined quartz yaw rate sensors are being used in advanced vehicle stability control systems and a significant increase in the production of those sensors had been in progress from the middle of 1998 through fiscal 2003 except for a decrease in production in fiscal 2002 due to increased competition. The Company has transitioned to its next generation of automotive inertial quartz based sensor products, remotely mounted multi-sensor clusters with CAN Bus and a multi rate sensor package suitable for incorporation into electronic systems modules. The Company also manufactures electronic steering wheel position sensors, seat-memory modules, throttle position sensors, pressure sensors, and other devices used in transportation systems. GyroChip and MotionPak are registered trademarks of the Company.

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